ROUGE RESOURCES LTD.
#203-409 Granville St.,
Vancouver, British Columbia, V6C 1T2
Tel: 604.831.2739 Fax: 604.831.2735

Via Facsimile

June 17, 2013

John Archfield
Office of Beverages, Apparel and Mining
Securities and Exchange Commission
Washington, DC, 20549

Re:	Rouge Resources Ltd.
Form 20F for fiscal year ended January 31, 2013
Filed May 15, 2013
Your file No. 001-31799

Dear Mr. Archfield,

Further to our telephone conversation on June 12, 2013 regarding your letter of June 11, 2013, please refer to our response below.

SEC Comment re Exhibit 1 of Form 20F
Independent Auditor’s Report, Page 2

1. We note that your independent registered accountant’s report does not include an opinion on whether the financial statements comply with IFRS as issued by the IASB.

Response from Rouge Resources

DMCL’s audit report dated May 10, 2013 has now been revised in two places to comply with your request per the attachment which is the 2nd page of the financial statements included as Exhibit 1 in our Form 20F. The revisions have been hi-lited for your convenience.

Before filing an amendment, would you kindly confirm the hi-lited changes to the audit report are sufficient to meet the requirements of your request.

Sincerely,

J Ronald McGregor, BA, CA
Chief Financial officer and Director,
Rouge Resources Ltd